Exhibit 10.36
                        CONFIDENTIAL SEPARATION AGREEMENT
                          AND GENERAL RELEASE OF CLAIMS

         1. Marv Tseu ("Employee") was employed by CIDCO Incorporated (the "Company") on or about July 29, 1996. Employee and the Company entered into an Executive Employment Agreement (the "Employment Agreement") dated June, 1998.

         2. Due to business conditions, the Company is required to reduce its workforce. Such action is subject to the Worker Adjustment and Retraining Notification Act (WARN) which requires the Company to provide 60 days notice to employees affected by this action. As a result, the Company has decided to terminate Employee's employment pursuant to the terms of the Employment Agreement It is the desire of the Company and Employee that Employee receive those certain benefits that are described in the Employment Agreement and that he would not otherwise be entitled to receive upon his termination and to resolve any claims that Employee has or may have against the Company. Accordingly, Employee and the Company agree as set forth below.

         3. The Company and Employee agree that Employee's employment with the Company will terminate on September 20, 1998 (the "Termination Date") the last day of the 60 day notice period described above.

         4. The Company shall provide Employee with the following benefits when this Agreement becomes effective:

               (a) Twelve  (12)  months of  employee's  annual base salary as in
          effect  as  of  the  date  of  such   termination,   less   applicable
          withholding, paid in a lump sum

               (b) Company paid cost of COBRA coverage for twelve (12) months, paid in a lump sum together with payment in subsection 4(a).

Employee acknowledges and agrees that he has been paid all wages and accrued, unused vacation that he earned during his employment with the Company. Employee understands and acknowledges that he shall not be entitled to any payments or benefits from the Company other than those expressly set forth in this paragraph


         5. Employee and his successors release the Company and its shareholders, investors, directors, officers, employees, agents, attorneys, legal successors and assigns of and from any and all claims, actions and causes of action, whether now known or unknown, which Employee now has, or at any other time had, or shall or may have against the released parties based upon or arising out of any matter, cause, fact, thing, act or omission whatsoever occurring or existing at any time up to and including the date on which this Agreement becomes effective, including, but not limited to, any and all claims of breach of contract, wrongful termination, fraud, defamation, infliction of emotional distress or national origin, race, age, sex, sexual orientation, disability or other discrimination or harassment under the Civil Rights Act of 1964, the Age Discrimination In Employment Act of 1967, the Americans With Disabilities Act, the Fair Employment and Housing Act or any other applicable law. This Release of Claims shall not impair Employee's right to be indemnified by the Company to the fullest extent allowed by law or the Company's by-laws for any claims against Employee arising out of any acts or omissions by Employee during the course of his employment with the Company.

          6. Employee acknowledges that he has read section 1542 of the Civil Code of the State of California, which states in full:

     A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

     Employee waives any rights that he has or may have under section 1542 and/or any similar law of any other state to the full extent that he may lawfully waive such rights pertaining to this general release of claims, and affirms that he is releasing all known and unknown claims that he has or may have against the parties listed above.

         7. Employee agrees that he will not apply for nor otherwise seek employment with the Company at any time following the Termination Date. Employee acknowledges and agrees that he shall continue to be bound by and comply with the terms of any confidentiality or assignment of invention agreements between the Company and Employee.

         8. Employee agrees that he shall not directly or indirectly disclose any of the terms of this Agreement to anyone other than his immediate family or counsel, except as such disclosure may be required for accounting or tax reporting purposes or as otherwise may be required by law Employee further agrees that he will not, at any time in the future, make any critical or disparaging statements about the Company, its products or its Employees, unless such statements are made truthfully in response to a subpoena or other legal process.

         9. Employee agrees that for a period of one year following the Termination Date:

                  (a) he will not, on behalf of himself or any other person or entity, directly or indirectly solicit any employee of the Company to terminate his or her employment with the Company; and

                  (b) he will not, on behalf of himself or any other person or entity, directly or indirectly request or cause any customer or vendor of the Company to cancel or terminate any business relationship with the Company.

         10. In the event of any legal action relating to or arising out of this Agreement, the prevailing party shall be entitled to recover from the losing party its reasonable and customary attorneys' fees and costs incurred in that action. Provided that, for clarity, the parties acknowledge that neither party will be required hereunder to advance any such fees and costs

          11. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or Of al, with the exception of any agreements described in paragraph 6 as well as the Employment Agreement described in paragraph 1. This Agreement may not be modified or amended except by a document signed by an authorized officer of the Company and Employee.

EMPLOYEE UNDERSTANDS THAT HE SHOULD CONSULT WITH AN ATTORNEY PRIOR TO SIGNING THIS AGREEMENT AND THAT HE IS GIVING UP ANY LEGAL CLAIMS HE HAS AGAINST THE PARTIES RELEASED ABOVE BY SIGNING THIS AGREEMENT. EMPLOYEE FURTHER UNDERSTANDS THAT HE MAY HAVE UP TO 45 DAYS TO CONSIDER THIS AGREEMENT, THAT HE MAY REVOKE IT AT ANY TIME DURING THE 7 DAYS AFTER HE SIGNS IT, AND THAT IT SHALL NOT BECOME EFFECTIVE UNTIL THAT 7-DAY PERIOD HAS PASSED. EMPLOYEE ACKNOWLEDGES THAT HE IS SIGNING THIS AGREEMENT KNOWINGLY. WILLINGLY AND VOLUNTARILY IN EXCHANGE FOR THE BENEFITS DESCRIBED IN PARAGRAPH 3.